February 17, 2023

Howard Efron
Jennifer Monick
Division of Corporation Finance
Office of Real Estate & Construction
Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:    Cottonwood Communities, Inc.
Form 10-K for the year ended December 31, 2021
Filed March 30, 2022
File No. 000-56165

Dear Mr. Efron and Ms. Monick:

We are writing in response to the comment letter dated January 18, 2023, which is in response to our letter dated January 5, 2023 (the "January 5 Letter"), regarding Cottonwood Communities, Inc. (the “Company”), and the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”). For your convenience, we have reproduced the January 18, 2023 comments below and included the Company’s responses. Capitalized terms not otherwise defined herein have the meaning set forth in the January 5 Letter.

Form 10K for the year ended December 31, 2021

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Funds from Operations, page 48

1.We note your response to comment 1. Please further clarify how this adjustment is consistent with the stated purpose of the measure (i.e. ongoing operating performance). In this regard, we note your response indicates these fees are related to advisory services. Clarify how you determined such fees are unrelated to your operating performance.

Response:

As noted, Core FFO is used by management as a measure of the Company's ongoing operating performance and as such excludes the Performance Allocation as an expense that is not indicative of the Company’s operating performance. The Performance Allocation is compensation to the Advisor (through an affiliate which is under common control with the Advisor) for services it provides. It is structured to incentivize the Advisor to maximize the Company’s value for its stockholders and is determined based on factors outside of recurring operations, including capital allocation, strategic investment decisions and market factors independent of the ongoing operations of the Company.

In particular, the Performance Allocation expense is largely driven by appreciation of the Company’s NAV, the most significant portion of which is the fair value of the Company’s real estate investments. The Company’s financial statements do not reflect the fair value of the Company’s real

Howard Efron
Jennifer Monick
Securities & Exchange Commission
February 17, 2023

estate (and fair values of other non-real estate assets and the liabilities) as GAAP financial statements are prepared on a historical cost basis. The effect of NAV appreciation on the Performance Allocation is reflected as an advisory fee expense because the amount is due and payable to the Advisor. However, the primary economic reason for the performance fee (that is, the increase in fair value) is not reflected in the financial statements, which creates a mismatch as only the fee, and not the improving fair value, is recognized in the financial statements.

The fair value of our real estate investments is significantly impacted by market-based metrics, which vary across periods due to external factors in the U.S. commercial real estate market and economic conditions generally. For example, we note that in 2021, the Company saw significant growth in NAV due to increases in the values of multifamily assets in many of the markets where the Company has investments. Among other factors driving the increase in multifamily values was the increase of work-from-home arrangements resulting from the COVID-19 pandemic, which allowed employees to move into suburban areas where many of the Company’s properties are located. This growth in NAV and the resulting size of the Performance Allocation may not be representative of ongoing operations due to the unique market conditions present in 2021.

An additional consideration supporting the Performance Allocation’s dependency on market-based factors is that the Company’s current distribution yield is approximately 3.73% compared to the hurdle rate on the Performance Allocation of 5%. Without market-based factors driving NAV growth, the Company could not exceed the 5% hurdle required for the Performance Allocation to be paid with cash flows from distributions alone.

Including the Performance Allocation in Core FFO will obscure actual operating performance. Because the Performance Allocation is primarily a function of the Company’s NAV it can be volatile from period to period. Swings in market values up or down would obscure the underlying operations of the Company. For example, if the accrued Performance Allocation goes down during an interim period, the Company would recognize a gain on the income statement for that interim period rather than an expense.

Many perpetual-life NAV REITs like the Company have similar special partnership interests providing a participating performance allocation based on market factors to incentivize and compensate their advisors. It is a common industry practice to record these allocations as an expense on the statement of operations and to exclude participating performance allocations from operating performance metrics.

Management believes that for the reasons mentioned above the exclusion of the Performance Allocation from Core FFO is appropriate in measuring our ongoing operating performance. Doing so provides a better understanding of the operating performance of our investments absent exogenous factors which affect revenues and expenses disproportionately, enhances investors' ability to compare the Company's period-over-period operating performance, and provides the ability to assess the Company's performance versus the Company's industry peers that also present FFO as adjusted to exclude the Performance Allocation.

The Company advises that it will, in future filings, further expand its discussion of Core FFO to include the additional rationale supporting its exclusion of the Performance Allocation as outlined above. Please see below the suggested revisions to the disclosure going forward, with additions italicized:

Our management also uses Core FFO as a measure of our operating performance. We believe Core FFO is a useful measure to investors because it facilitates an understanding of our operating

Howard Efron
Jennifer Monick
Securities & Exchange Commission
February 17, 2023

performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance. Core FFO is adjusted from FFO for the following items included in GAAP net income: amortization of issuance costs associated with investments in real-estate related loans and debt, accretion of discounts on preferred stock, the performance participation allocation, share-based compensation, legal costs and settlements, net, acquisition fees and expenses, and amortization of above or below intangible lease assets and liabilities. We exclude the performance participation allocation from Core FFO as the performance participation allocation is largely driven by appreciation of our net asset value which relies on factors outside of recurring operations, including capital allocation, strategic investment decisions and market factors independent of the ongoing operations of the Company. We believe excluding the performance participation allocation provides management and our stockholders a better understanding of the ongoing operating performance of our investments. Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable.

Notes to Consolidated Financial Statements
10. Related-Party Transactions
Performance Participation Allocation, page F-23

2.We note your response to our comment 2. Please address the following:
•It appears the performance participation allocation is paid for services provided by the Advisor. Please clarify for us why this fee is paid to an entity other than the Advisor.
•Please further clarify for us how you determined that the performance participation allocation is not an allocation of income to the Special Limited Partner (i.e. net income attributable to noncontrolling interests). Please reference the authoritative accounting literature management relied upon.

Response:

Payment to an Advisor Affiliate

The Company has been advised by an external advisor (the "Advisor") that provides day-to-day management of its business since it commenced operations in August 2018. In May 2021, the Company completed its mergers with its prior sponsor, Cottonwood Residential II, Inc. ("CRII"), and Cottonwood Residential O.P, LP ("CROP"), resulting in CROP becoming the operating partnership for the Company and the Company acquiring CRII's property management business and certain personnel who provided property management and operational services for the Company. Following these mergers, the Company entered into an amended and restated advisory agreement and an amended and restated operating partnership agreement to reflect revised compensation payable to the Advisor for its services.

Pursuant to the agreements entered into in May 2021, and renewed as applicable thereafter, in exchange for services provided to the Company, the Advisor receives a monthly asset management fee as specified in the advisory agreement and an affiliate of the Advisor (the "Advisor Affiliate" or "Special Limited Partner") receives the Performance Allocation as specified in the operating partnership agreement. These payments were negotiated and the agreements reflecting such compensation were entered into concurrently and are intended to work together. To that end, we note that the Advisor Affiliate is only entitled to the Performance Allocation for so long as the advisory agreement has not been terminated. Thus, services must be provided by the Advisor pursuant to the advisory agreement for this

Howard Efron
Jennifer Monick
Securities & Exchange Commission
February 17, 2023

allocation to be payable. Initially, the special limited partner interest (the "SLP Interest") pursuant to which the Performance Allocation is received, was held by the Advisor. Effective November 12, 2021, the SLP Interest was assigned by the Advisor to the Advisor Affiliate. The Advisor Affiliate is under common control with the Advisor and its ownership is identical to the ownership of the parent entity of the Advisor.

The terms of the advisory agreement permit the assignment by the Advisor of any rights to receive fees or other payments under the advisory agreement to an affiliate. While the terms of the Performance Allocation are found in the operating partnership agreement, the assignment of the SLP Interest from the Advisor to its affiliate is consistent with the right to assign certain rights to affiliates as contemplated in the Advisory Agreement.

Further, it is common among perpetual-life NAV REITs for the special limited partnership interest to be held by an affiliate of the advisor in order to provide the sponsor and advisor structuring flexibility. Starwood Real Estate Income Trust, Inc., Blackstone Real Estate Income Trust, Inc., Apollo Realty Income Solutions, Inc., Brookfield Real Estate Income Trust Inc., and J.P. Morgan Real Estate Income Trust, Inc. all have special limited partnership interests that provide a participating performance allocation and are owned by affiliates of their advisors.

Nature of the Performance Allocation

The operating partnership agreement states that the sole purpose of the SLP Interest is to provide the holder the right to the Performance Allocation. As noted above, the Performance Allocation is contingent on the Advisor providing services to the Company under the Advisory Agreement. If the Advisory Agreement is terminated, all rights to the Performance Allocation are also terminated. Accordingly, the right to receive the Performance Allocation is directly tied to the Advisor providing services.

Among the services provided by the Advisor under the terms of the advisory agreement are the following:

•finding, presenting and recommending investment opportunities to us consistent with our investment policies and objectives;
•making certain real estate-related debt investment decisions for us, subject to the limitations in our charter and the direction and oversight of our board of directors;
•structuring the terms and conditions of our investments, sales and joint ventures;
•acquiring properties and other investments on our behalf in compliance with our investment objectives and policies;
•arranging for financing and refinancing of our properties and our other investments;
•entering into leases and service contracts for our real properties;
•supervising and evaluating each loan servicer’s and property manager’s performance;
•reviewing and analyzing the operating and capital budgets of properties underlying our investments and properties we may acquire;
•entering into servicing contracts for our loans;
•assisting us in obtaining insurance;
•generating an annual budget for us;
•reviewing and analyzing financial information for each of our assets and our overall portfolio;

Howard Efron
Jennifer Monick
Securities & Exchange Commission
February 17, 2023

•formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;
•performing investor-relations services to the extent deemed appropriate by our advisor (acting in its fiduciary capacity);
•maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the IRS and other regulatory agencies to the extent deemed appropriate by our advisor (acting in its fiduciary capacity);
•engaging and supervising the performance of our agents, including our registrar and transfer agent; and
•performing any other services reasonably requested by us.

The SLP Interest does not have characteristics that are common in an equity instrument. Only the general partner of CROP can approve a transfer of the SLP Interest to another party. Further, the Special Limited Partner was not required to, and is not required in the future to, contribute capital to the operating partnership to receive or retain its interest. Accordingly, the Special Limited Partner is not at risk for any potential losses of the operating partnership. Additionally, the Special Limited Partner does not have an interest in the residual value of the Company beyond the Performance Allocation (which is contingent on providing future services). Finally, the Special Limited Partner does not have voting rights (other than protective rights related to the Performance Allocation). Based on the requirement to provide future services and the lack of rights and obligations common in equity instruments, the Performance Allocation is in substance an incentive fee for GAAP accounting purposes.

An incentive fee provided in the form a special limited partnership interest is commonly referred to as a carried interest. We note there is diversity in practice in viewing carried interest as a service or equity arrangement under GAAP. The International Accounting Standards Board’s and the Financial Accounting Standard Board’s (FASB’s) Joint Transition Resource Group for Revenue Recognition (TRG) discussed at its April 2016 meeting whether carried interest arrangements are in the scope of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. All FASB members present at the TRG meeting expressed the view that performance fees in the form of carried interest arrangements were service fees that should be in the scope of ASC 606. The SEC observer at the TRG meeting indicated that the SEC staff would accept applying ASC 606 for these arrangements as a service fee but would also accept applying an ownership model based on specific facts and circumstances.

As a result, advisors are making accounting policy elections to account for performance-based fees in the form of a capital allocation by applying either: (i) the revenue recognition guidance in ASC 606; or (ii) an equity ownership model using the guidance in ASC 323, Investments-Equity Method and Joint Ventures, ASC 810, Consolidation, and other relevant guidance. Although the TRG was discussing carried interests from a revenue recognition perspective, we believe that their conclusion was based on a view that the substance of the arrangement is a performance-based fee. This conclusion is consistent with our view and supports the treatment of the incentive fee as an expense for GAAP accounting purposes.

We also note that ASC 946, Financial Services-Investment Companies, addresses general partner advisory services and it permits the presentation of performance-based allocations in either the statement of operations or statement of partners' capital. Specifically, ASC 946-20-45-4 states:

“The amounts of any payments or allocations for advisory services from the general partner shall be presented in either the statement of operations or the statement of changes in partners’ capital.”

Howard Efron
Jennifer Monick
Securities & Exchange Commission
February 17, 2023

Although the Company is not an investment company in the scope of ASC 946 (specific scope exception for real estate investment trusts applies), it has many of the characteristics of an investment company, including it is externally managed by an investment advisor, it obtains funds from investors, and it has investment objectives which include paying cash distributions to investors and realizing capital appreciation in the value its investments. Because of similarities with investment companies and carried interests common in the asset management industry, we believe it is reasonable to consider this guidance by analogy, which permits the performance-based allocation to an advisor to be treated as an expense in the statement of operations. This is consistent with the TRG conclusion that permits service fee accounting and presentation in the statement of operations for the performance-based allocations and fees.

Our treatment of the Performance Allocation as an expense on the statement of operations is consistent with the substance of the arrangement, the guidance provided by the TRG and ASC 946, and with the presentation of other perpetual-life NAV REITs. In accordance with ASC 450 the Company accrues for the Performance Allocation each quarter if, based on management’s estimation for that period, it is probable that a Performance Allocation will be payable at the end of the year.

For the reasons mentioned above, the Performance Allocation is not presented as an allocation of income on the statement of stockholders' equity. It is presented as an expense directly under asset management fees on the statement of operations, providing the total cost of the advisory services provided by our Advisor. Additionally, the Performance Allocation is described in the financial statement note (Note 10 Related-Party Transactions) that includes the description of the Advisory Agreement and other fees that are due to the Advisor, which we believe is helpful to an investor in understanding our relationship with our Advisor.

If you need any additional information, or if we can be of any further assistance, please call me at 801.826.4996.

Sincerely,

Cottonwood Communities, Inc.

By: /s/ Adam Larson
Name: Adam Larson
Title: Chief Financial Officer

cc:    Laura Sirianni, Esq.
    DLA Piper LLP (US)